Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED

PRICES C$1.8 BILLION IN 3, 9.5 AND 30 YEAR MEDIUM-TERM NOTES

CALGARY, ALBERTA — MAY 23, 2017 — FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that on May 23, 2017, it priced the following medium term notes to be sold to investors in Canada:

Note / Coupon	Principal	Maturity	Price per Note		Yield to Maturity
3 year / 2.05%	$900,000,000	June 1st, 2020	C$	99.977	2.058%
9.5 year / 3.42%	$600,000,000	December 1st, 2026	C$	100.00	3.420%
30 year / 4.85%	$300,000,000	May 30th, 2047	C$	100.00	4.850%

TD Securities Inc., RBC Dominion Securities Inc., and Scotia Capital Inc. acted as joint lead agents and joint book-runners for the offering of the medium-term notes. BMO Nesbitt Burns Inc., and CIBC World Markets Inc., acted as joint lead agents and AltaCorp Capital Inc. and Desjardins Securities Inc. acted as co-agents for the offering of the medium-term notes.

Canadian Natural intends to apply the net proceeds from the sale of the medium-term notes to partially finance the previously announced acquisition of working interest in the Athabasca Oil Sands Project and to pay certain fees and expenses related to the acquisition.

The sale of the medium-term notes was issued under the Company’s Canadian base shelf prospectus dated October 30, 2015.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our reports filed with the Canadian securities regulatory authorities and with the SEC for complete forward-looking statements.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T: 403-514-7777 E: ir@cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange